Exhibit 99.2

Chapter B -

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2016

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2016

We hereby present the Board of Directors’ report on the state of affairs of “Bezeq” - The Israel Telecommunication Corporation Ltd. (“the Company”) and the consolidated Group companies (the Company and the consolidated companies, jointly - “the Group”), for the year ended December 31, 2016.

On March 23, 2015, the Company assumed control of DBS Satellite Services (1998) Ltd. ("DBS") and has consolidated DBS from that date ( "DBS's Consolidation").

For more information, see Note 11.2 to the financial statements.

In its financial statements, the Group reports on four main operating segments:

1.	Domestic Fixed-Line Communications
2.	Cellular Communications
3.	International Communications, Internet and NEP Services
4.	Multi-Channel Television

It is noted that the Company’s financial statements also include an "Others" segment, which comprises mainly online content and commerce services (through "Walla") and contracted call center services (through “Bezeq Online”). The “Others” segment is immaterial at the Group level.

The Group's results were as follows:

	2016	2015	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%
Profit	1,244	1,721	(477)	(27.7)
EBITDA (operating profit before depreciation and amortization)	4,060	4,254	(194)	(4.6)

The statement of income and statement of cash flows for the reporting year include the results of Multi-Channel Television operations. The statement of income and statement of cash flows for 2015, include the results of DBS's operations for the three month period ended March 31, 2015, accounted for as per the equity method.

Year-on-year results were materially affected by lower tax rates and their impact on deferred tax assets, as well as by an increase in net finance expenses. Results for the year were further affected by lower operating profit in the Group's key operating segments, and DBS's Consolidation at the end of the first quarter of 2015, as detailed below.

B-1

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2016

1.	The Board of Directors’ explanations on the state of the Company’s affairs, the results of its operations, equity, cash flows, and additional matters

1.1	Financial position

	Dec. 31, 2016	Dec. 31, 2015	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Cash and current investments	1,234	1,317	(83)	(6.3)
Current and non-current trade receivables	2,863	3,001	(138)	(4.6)	The decrease was mainly due to a reduction in trade receivables in the Cellular Communications segment, mainly due to lower revenues from services and handset sales.
Inventory	106	115	(9)	(7.8)
Broadcasting rights	432	456	(24)	(5.3)
Property, plant and equipment	6,876	6,894	(18)	(0.3)
Intangible assets	3,047	3,332	(285)	(8.6)	The decrease was mainly due to write-downs of excess acquisition costs attributed to intangible assets upon assuming control of DBS, and a decrease in investment (net of depreciation) in the Group's segments, primarily the Cellular Communications segment.
Deferred tax assets	1,007	1,178	(171)	(14.5)	Tax assets were reduced, mainly due to the reduction in the corporate tax rate (see Note 6.1 to the financial statements).
Other non-current assets	382	386	(4)	(1.0)
Total assets	15,947	16,679	(732)	(4.4)

B-2

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2016

1.	The Board of Directors’ explanations on the state of the Company’s affairs, the results of its operations, equity, cash flows, and additional matters (Contd.)

1.1	Financial Position (Contd.)

	Dec. 31, 2016	Dec. 31, 2015	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Debt to financial institutions and debenture holders	10,953	10,713	240	2.2	The increase was due to a debenture issuance and receipt of loans in the Domestic Fixed-Line Communications segment, and was mostly offset by debenture repayments and loan repayments in the Domestic Fixed-Line Communications and Multi-Channel Television segments.
Trade and other payables	1,610	1,657	(47)	(2.8)
Current and deferred tax liabilities	205	675	(470)	(69.6)	The Company paid a total of NIS 461 million under an agreement between the Company and the tax authorities (See Note 6.6.2 to the financial statements).
Liabilities towards Eurocom D.B.S. Ltd.	32	233	(201)	(86.3)	Update of a contingent liability to Eurocom D.B.S., net of payments (see Note 11.2.1 to the financial statements).
Other liabilities	944	990	(46)	(4.6)
Total liabilities	13,744	14,268	(524)	(3.7)
Total equity	2,203	2,411	(208)	(8.6)	Equity comprises 13.8% of the balance sheet total, as compared to 14.5% of the balance sheet total on December 31, 2015.

B-3

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2016

1.2	Results of operations

1.2.1	Highlights

	Dec. 31, 2016	Dec. 31, 2015	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Revenues	10,084	9,985	99	1.0	The increase was due to DBS's Consolidation, to the amount of NIS 411 million, starting from the second quarter of 2015. In contrast, revenues were down across the Group's main segments, mainly in the Cellular Communications segment.
Depreciation and amortization	1,739	1,684	55	3.3	The increase was due to DBS's Consolidation, to the amount of NIS 50 million, and a write-down of excess acquisition costs incurred when assuming control. The increase was partially offset, mainly by lower depreciation expenses in the Cellular Communications segment.
Salaries	2,012	1,957	55	2.8	The increase was mainly due to DBS's Consolidation to the amount of NIS 48 million.
General and operating expenses	4,012	3,869	143	3.7	The increase was due to DBS's Consolidation to the amount of NIS 245 million. In contrast, revenues were down across the Group's other main segments, mainly in the Cellular Communications segment.
Other operating income, net	-	95	(95)	(100)	The decrease in net income was mainly due to a decrease in capital gains on real estate sales in the Domestic Fixed-Line Communications segment.
Operating profit	2,321	2,570	(249)	(9.7)
Finance expenses, net	447	263	184	70	Net finance expenses included a change in a liability on a contingent consideration following a business combination to the amount of NIS 55 million (see Note 24 and Note 11.2.1 to the financial statements). Furthermore, last-year figures include a reduction in a provision for interest on previous years' taxes to the amount of NIS 76 million following a principle understanding reached with the tax assessor up to that date in the Domestic Fixed-Line Communications segment (see Note 6.6.2 to the financial statements). In addition, last year the Company recognized NIS 21 million in finance income on shareholder loans to DBS, which are not included as of April 1, 2015, following the consolidation.
Share in the gains (losses) of investees	(5)	12	(17)	-	Previous-year data included the effect of DBS's results in the first quarter of 2015.
Income tax	625	598	27	4.5	The increase in tax expenses due to a decrease in tax assets following a reduction in the corporate tax rate to the amount of NIS 143 million (see Note 6.1 to the financial statements) was offset by lower tax expenses in the Domestic Fixed-Line Communications segment as details below.
Profit for the year	1,244	1,721	(477)	(27.7)

B-4

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2016

1.2	Results of operations (Contd.)

1.2.2	Operating segments

A.	Revenue and operating profit data, presented by the Group’s operating segments:

	2016		2015
	NIS millions	% of total revenues	NIS millions		% of total revenues
Revenues by operating segment
Domestic Fixed-Line Communications	4,383	43.5	4,407		44.1
Cellular Communications	2,630	26.1	2,890		28.9
Intl. Communications, Internet and NEP Services	1,548	15.3	1,578		15.8
Multi-Channel Television	1,745	17.3	1,774		17.8
Other and offsets	(222)	(2.2)	(664	)*	(6.6)
Total	10,084	100	9,985		100

	2016		2015
	NIS millions	% of total revenues	NIS millions		% of total revenues
Operating profit by segment
Domestic Fixed-Line Communications	2,076	47.4	2,148		48.7
Cellular Communications	32	1.2	157		5.4
Intl. Communications, Internet and NEP Services	176	11.4	240		15.2
Multi-Channel Television	264	15.1	250		14.1
Other and offsets	(227)	-	(225	)*	-
Consolidated operating profit/ % of Group revenues	2,321	23.0	2,570		25.7

(*)	Including offsets for the Multi-Channel Television segment, whose results were included as per the equity method in the first quarter of 2015.

B-5

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2016

1.2	Results of operations (Contd.)

1.2.2.	Operating segments (contd.)

B.	Domestic Fixed-Line Communications Segment

	Dec. 31, 2016	Dec. 31, 2015	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Fixed-line telephony	1,490	1,586	(96)	(6.1)	The decrease was due to lower average revenues per phone line and a decrease in the number of lines.
Internet - infrastructure	1,597	1,542	55	3.6	The increase was mainly due to growth in the number of internet subscribers through the wholesale service and higher ARPU (retail), offset by a decline in the number of retail internet subscribers
Transmission, data communications and others	1,296	1,279	17	1.3
Total revenues	4,383	4,407	(24)	(0.5)
Depreciation and amortization	717	725	(8)	(1.1)
Salaries	898	912	(14)	(1.5)	The decrease was due to a reduction in the workforce and an increase in salaries attributed for investment, offset by salary increases.
General and operating expenses	705	721	(16)	(2.2)	The decrease was mainly due to a reduction in interconnect fees to telecom operators and building maintenance costs, which were partially offset, mainly by an increase in sub-contractor expenses.
Other operating income, net	13	99	(86)	(86.9)	This decrease in net income was due to lower capital gains on real estate sales. The decrease was partially offset, mainly by a reduction in expenses following the termination of employment by way of early retirement, and expenses for legal actions.
Operating profit	2,076	2,148	(72)	(3.4)
Finance expenses, net	445	332	113	34	The increase in net finance expenses was mainly due to the last-year period including a reduction in provisions for interest on previous years' taxes to the amount of NIS 76 million after reaching a principle agreement with the tax assessor up to that date and a change in a liability for a contingent consideration to Eurocom D.B.S. Ltd. following a business combination to the amount of NIS 55 million (see Note 11.2.1 to the financial statements).
Income tax	399	492	(93)	(18.9)	Tax expenses were down due to the decrease in pre-tax income, the reduction in the corporate tax rate, the Company ceasing its tax provisions for shareholder loans to DBS after reaching an arrangement with the tax authorities, and adjusting tax balances for previous years.
Segment profit	1,232	1,324	(92)	(6.9)

B-6

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2016

1.2	Results of operations (Contd.)

1.2.2	Operating segments (contd.)

C.	Cellular Communications segment

	Dec. 31, 2016	Dec. 31, 2015	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Services	1,818	1,999	(181)	(9.1)	The decrease was due to market competition driving down rates and migration of existing customers to cheaper plans offering greater data bandwidth at current market prices.
Equipment sales	812	891	(79)	(8.9)	The decrease was due to a change in the sales mix, reflected in lower sales volumes of high-end cellular devices and more sales of lower-end cellular devices. Sales of accessories, electronic products and non-cellular multimedia products were also up.
Total revenues	2,630	2,890	(260)	(9.0)
Depreciation and amortization	380	419	(39)	(9.3)	The decrease was mainly due to an ongoing reduction in investment volumes and a change in the estimated useful life of passive radio equipment components in cellular network sites starting December 2015. The decrease was partially offset by higher customer relations depreciation expenses.
Salaries	378	381	(3)	(0.8)
General and operating expenses	1,839	1,928	(89)	(4.6)	The decrease was mainly due to a decrease in the cost of handset sales, mirroring the change in the sales mix as aforesaid. The decrease was further due to a reduction in engineering expenses, call completion fee expenses, and expenses for doubtful debts. This decrease in expenses was partially offset by an increase in frequency leasing fees following the acquisition of 4G LTE frequencies.
Other operating expenses	1	5	(4)	(80.0)
Operating profit	32	157	(125)	(79.6)
Finance income, net	46	49	(3)	(6.1)
Income tax	17	55	(38)	(69.1)	The decrease was attributable to the reduction in income before taxes.
Segment profit	61	151	(90)	(59.6)

B-7

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2016

1.2	Results of operations (Contd.)

1.2.2	Operating segments (contd.)

D.	International Communications, Internet and NEP Services

	Dec. 31, 2016	Dec. 31, 2015	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Revenues	1,548	1,578	(30)	(1.9)	The decrease was due to decreased revenues from call transfers between global operators (hubbing) and lower revenues from international calls due to a decrease in call minutes driven by continued competition with cellular operators and increasing use of substitute calling products. The decrease was partially offset by higher internet service revenues, due to growth in the number of customers.
Depreciation and amortization	137	132	5	3.8
Salary expenses	330	303	27	8.9	The increase was mainly due to salary updates after signing the collective agreement in the first quarter of 2016.
General and operating expenses	887	903	(16)	(1.8)	The decrease was due to a reduction in the cost of call transfers between global operators and international call expenses, offset by higher internet service costs driven by growth in the subscriber base and increased demand for high bandwidth rates, corresponding to revenues as aforesaid.
Other operating expenses (income)	18	(2)	20	-	Other expenses were attributable to the collective labor agreement signed in the first quarter of 2016.
Operating profit	176	240	(64)	(26.7)
Finance expenses, net	10	8	2	25.0
Share in the earnings of associates	1	-	1	-
Income tax	42	60	(18)	(30.0)
Segment profit	125	172	(47)	(27.3)

B-8

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2016

1.2	Results of operations (Contd.)

1.2.2	Operating segments (contd.)

E.	Multi-Channel Television

	Dec. 31, 2016	Dec. 31, 2015	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Revenues	1,745	1,774	(29)	(1.6)	The decrease was mainly due to a decrease in the average number of subscribers.
Depreciation and amortization	296	322	(26)	(8.1)	The decrease was mainly due to a reduction in investments.
Salaries	249	270	(21)	(7.8)	Mainly a decrease in sales commissions due to lower sales volumes and a reduction in employee workforce.
General and operating expenses	936	932	4	0.4
Operating profit	264	250	14	5.6
Finance expenses, net	58	90	(32)	(35.6)	The decrease was mainly due to a reduction in interest and factoring costs on debentures, which was partially offset by a change in the fair value of financial assets.
Finance expenses for shareholder loans, net	468	513	(45)	(8.8)	The decrease was due to the conversion of shareholder loans to equity in the third quarter of 2016.
Income tax	(330)	1	(331)	-	Creation of a tax asset for some of the losses accrued from previous years.
Segment profit (loss)	68	(354)	422	-

B-9

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2016

1.3	Highlights from the Group’s consolidated quarterly statements of income (NIS millions)

	Q1 2016	Q2 2016	Q3 2016	Q4 2016		2016	Explanation

Revenues	2,559	2,511	2,510	2,504		10,084
Operating expenses	1,985	1,895	1,911	1,972		7,763	The increase in the fourth quarter, as compared to the third quarter, was mainly due to expenses from termination of employment by way of early retirement in Domestic Fixed-Line Communications operations, to the amount of NIS 78 million (see Note 15.5 to the financial statements).
Operating profit	574	616	599	532		2,321
Finance expenses, net	102	105	104	136		447	The increase in the fourth quarter, as compared to the third quarter, was due to changes in a liability for a contingent consideration following a business combination to the amount of NIS 55 million.
Profit after finance expenses, net	472	511	495	396		1,874
Share in losses of investees	1	1	2	1		5
Profit before income tax	471	510	493	395		1,869
Taxes on income	183	133	99	210		625	Tax expenses in the first and fourth quarters were affected by recognition of deferred tax expenses following a reduction in the corporate tax rate to the amount of NIS 64 million and NIS 79 million, respectively (see Note 6.1 to the financial statements).
Profit for the period	288	377	394	185	*	1,244

Basic and diluted earnings per share (NIS)	0.1	0.14	0.14	0.07		0.45

*	Fourth quarter of 2016 compared with the fourth quarter of 2015
Net profit for the fourt quarter totaled NIS 185 million, compared with NIS 369 million in the same quarter last year. This decrease in net profit was mainly due to a provision for taxes and interest to the tax authorities, to the amount of NIS 121 million, reversed in the last-year quarter following the appraisal agreement detailed in Note 6.6.2. Furthermore, NIS 55 million in finance expenses were recognized in the present quarter following a change in the liability to a contingent consideration following a business combination, and income tax expenses of NIS 79 million were recognized following the reduction in the corporate tax rate as aforesaid. The decrease in net profit was partially offset by the year-on-year increase in operating profit in the fourth quarter of 2016.

B-10

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2016

1.4	Cash flow

	2016	2015	Change		Explanation
	NIS millions	NIS millions	NIS millions	%
Net cash from operating activities	3,526	3,740	(214)	(5.7)	The decrease in net cash from operating activities was mainly due to the Domestic Fixed-Line Communications segment following changes in working capital (mainly employee retirement payments), and the Cellular Communications segment due to lower profits and a more moderate decrease in trade receivables balances as compared to the decrease last year. The decrease was partially offset by DBS's Consolidation to the amount of NIS 273 million.
Net cash from (used in) investing activities	(1,567)	283	(1,850)	-	The increase in net cash used in investing activities was mainly due to lower net proceeds from the sale of held-for-trading financial assets in the Domestic Fixed-Line Communications segment to the amount of NIS 1.4 billion. The increase was further due to tax payments on finance income from shareholder loans to the amount of NIS 461 million, and from cash to the amount of NIS 299 million, added in the first quarter of 2015 after assuming control of DBS.
Net cash used in financing activities	(1,866)	(4,128)	2,262	(54.8)	The decrease in net cash used in financing activities was mainly due to cash inflows from receipt of loans and a debenture issuance in the Domestic Fixed-Line Communications segment to the amount of NIS 2,161 million in the reporting year, as compared to a debenture issuance of NIS 1,010 million in the Domestic Fixed-Line Communications and Multi-Channel Television segments in the last-year period. The additional payment on the purchase of DBS's shares and loans was lower in the reporting year than in the last-year period. Debenture repayments in the Multi-Channel Television segment and dividend payments were also lower this year as compared to last year.
Net increase (decrease) in cash	93	(105)	198

Average volume in the reporting year:

Long-term liabilities (including current maturities) to financial institutions and debenture holders: NIS 11,047 million.

Supplier credit: NIS 912 million.

Short-term credit to customers: NIS 2,025 million. Long-term credit to customers: NIS 476 million.

B-11

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2016

1.4	Cash Flows (contd.)

As of December 31, 2016, the Group had a working capital deficit of NIS 407 million, as compared to a working capital deficit of NIS 1,146 million on December 31, 2015.

According to its separate financial statements, the Company had a working capital deficit of NIS 944 million as of December 31, 2016, as compared to a working capital deficit of NIS 2,139 million on December 31, 2015.

This reduction in the working capital deficit was mainly due to a decrease in current liabilities in the Domestic Fixed-Line Communications segment, including a decrease in tax liabilities and liabilities to Eurocom D.B.S. Ltd. In the Company's separate financial statements, the reduction was also attributable to the repayment of a loan from a subsidiary.

The Company's Board of Directors has reviewed, among other things, the Company's cash requirements and resources, both at present and in the foreseeable future, has reviewed the Company's and the Group's investment needs, the Company's and the Group's available credit sources, and has conducted sensitivity analysis to unexpected deterioration in the Company and the Group's business. In this context, the Company's Board of Directors has determined that the aforesaid working capital deficit does not indicate any liquidity problem in the Company and the Group and that there is no reasonable concern that the Company and the Group will fail to meet their existing and foreseeable obligations on time (even in the event of unexpected deterioration in the Company's and the Group's business). The Company and the Group can meet their existing and foreseeable cash requirements, both through available cash balances, through cash from operating activities, through sources of liquidity from subsidiaries, through guaranteed credit facilities in 2017 under pre-determined commercial terms, and by raising debt from bank and non-bank sources.

The above information includes forward-looking information, based on the Company’s assessments concerning its liquidity. Actual data may differ materially from these assessments if there is a change in any of the factors taken into account in making them.

B-12

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2016

2.	Market Risk - Exposure and Management

The Company’s market risk officer

The Company’s market risk management officer is Mr. Allon Raveh, Group CFO. For details concerning his education and experience, see Section 15 in Chapter D of the periodic report.

Market risks and the Company’s risk management policies

The Company is exposed to market risk as a result of changes in interest rates, exchange rates, and the CPI.

The Company follows a financial risk management policy adopted by the Board of Directors on June 26, 2008, and updated on October 18, 2012. Under this policy, the Company implements partial hedges, depending on the circumstances and its own judgment. These partial hedges primarily seek to reduce its exposure to changes in the CPI and to changes in foreign currency exchange rates.

The Company monitors the Group’s risk management on a regular basis. As part of this review, when necessary, the Company recommends changes in risk exposure and management. Once every quarter, the Company reports to the Board of Directors on risks and hedges.

In cases where Management considers deviating from the stated policy, its recommendations are brought before the Company’s Board of Directors.

CPI risk - The Company has significant surplus of liabilities over CPI-linked assets, and the bulk of its financial exposure stems from the risk of an increase in the CPI. The rate of inflation also affects the Company’s operating income and expenses in the course of the year.

In order to minimize its exposure to the CPI, the Company’s Board of Directors decided to implement partial hedges, at its discretion, as follows:

a.	Hedging will mainly be carried out through CPI-shekel forward transactions, which guarantee a fixed rise in the CPI over a designated period of time.

b.	Transactions will be subject to judgment and will be carried out in accordance with market trading restrictions, and will be reviewed in relation to inflationary expectations reflected in the bond market and inflation forecasts, and in relation to the Bank of Israel’s inflation target range.

c.	The hedging position may be reduced by closing existing transactions before their final expiration date.

d.	The Company will strive for hedging transactions to meet the terms required for the application of hedge accounting.

e.	Hedging transactions will be made according to the repayment schedules of the CPI-linked financial debt.

f.	As long as the CPI exposure is more than NIS 500 million, hedging will not be less than 40% of the exposure for CPI-linked financial debt, and will not exceed 100% thereof; where exposure is less than NIS 500 million, hedging will not exceed 50% of the exposure from CPI-linked financial debt.

B-13

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2016

2.	Market Risk - Exposure and Management (Contd.)

The Company carried out hedging transactions against the CPI in order to minimize the said risk. The Company did not incur material costs in making these hedges.

Interest risk - The Company’s exposure to changes in interest rates depends largely on the nature of its financial liabilities and assets, as well as on its future financing needs. Some of the Company's liabilities bear fixed interest and so a change in interest rates would affect their fair value and not their carrying amount. Other liabilities bear variable interest based on the prime / STL rate.

As of the reporting date, the Company does not hedge against the said exposure. However, it is possible that the Company will do so under future market conditions. The Company also accounts for such influences when considering the types of loans it takes.

Risks and risk management in consolidated subsidiaries

In accordance with the Board of Directors’ decision, each of the Group companies is required to maintain a risk management policy and to routinely monitor its implementation. The market risk management officers in the principal consolidated subsidiaries are those companies' CFOs.

For more information concerning financial risk management in the Group, and for information on the linkage terms of balances on the Group's balance sheet (linkage bases report), see Note 29 to the financial statements.

Below are summaries of the sensitivity analysis tables (NIS millions)

Sensitivity to changes in the USD/NIS exchange rate

	USD exchange	Loss from changes		Fair value of	Gain from changes
	rate	10%	5%	liabilities	5%-	10%-
2016	3.845	(75)	(37)	(1,098)	36	69
2015	3.902	(57)	(29)	(995)	29	57

Sensitivity to changes in the CPI

	Loss from changes			Fair value of	Gain from changes
	1.5%	0.2%	0.1%	liabilities	0.1%-	0.2%-	1.5%-
2016	(50)	(7)	(3)	(5,507)	3	4	50
2015	(72)	(9)	(5)	(7,012)	5	10	72

Surplus liabilities exposed to CPI changes were down by NIS 1,505 million, mainly following scheduled debenture repayments and tax payments under the Company's agreement with the tax authorities.

B-14

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2016

2.	Market Risk - Exposure and Management (Contd.)

Sensitivity to changes in the nominal NIS-based interest rate

	Gain from changes			Fair value of	Loss from changes
	16%	10%	5%	liabilities	5%-	10%-	16%-
2016	44	27	14	(4,180)	(14)	(28)	(45)
2015	28	17	9	(2,714)	(9)	(17)	(29)

Surplus liabilities exposed to changes in the nominal NIS-based interest rate increased by NIS 1,466 million, mainly due to receipt of new, non-linked loans and expansion of Debentures (Series 9), which were offset by scheduled repayments.

3.	Aspects of Corporate Governance

3.1	Community involvement and donations by Group companies

Bezeq supports the community from a deep-rooted commitment to social responsibility. This support is made through monetary donations, contributions of communications infrastructures, and by encouraging employees to volunteer in a range of activities for the community. The bulk of Bezeq’s monetary donations focus on education.

In 2016, the Group donated a total of NIS 9.3 million.

Bezeq also aided in funding the connection of schools in Israel to the fiber optic cable network, at an estimated sum of NIS 11.6 million in 2016.

B-15

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2016

3.	Aspects of Corporate Governance (Contd.)

3.2	Disclosure concerning the auditor’s fees

Below are the fees paid to the auditors of the principal consolidated companies in the Group for auditing and audit-related services:

			2016		2015
Company	Auditor	Details	Fees (NIS Thousands)	Hours	Fees (NIS Thousands)	Hours
Bezeq - The Israel Telecommunications	Somekh Chaikin	Audit and audit-related services	2,900	16,200	2,900	16,800
Corp. Ltd.		Other services[1]	382	1,166	338	1,132

Pelephone Communications Ltd.	Somekh Chaikin	Audit and audit-related services	1,160	7,700	1,200	8,062
		Other services[1]	545	1,612	417	1,214

Bezeq International Ltd.	Somekh Chaikin	Audit and audit-related services	590	4,400	622	4,250
		Other services[1]	119	527	131	502

D.B.S. Satellite Services (1998) Ltd.*	Somekh Chaikin	Audit and audit-related services	880	7,400	930	7,461
		Other services[1]	190	490	53	132

*	First consolidated in the second quarter of 2015.

The auditors’ fees were discussed by the Board of Directors Financial Statements Examination Committee, and approved by the Company’s Board of Directors and the boards of each of the Group companies. The fees were determined on the basis of the hours worked and the hourly rate in the previous year, adjusted for changes and events which occurred in the reporting year.

3.3	Directors with accounting and financial expertise and independent directors

Information concerning directors with accounting and financial expertise and independent directors is included in Sections 2 and 9 to the corporate governance questionnaire and in Section 14 of Chapter D to the periodic report.

[1]	“Other services” rendered to key companies in the Group in 2016 and 2015 included, inter alia, tax and accounting consultancy services and special certifications.

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Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2016

3.	Aspects of Corporate Governance (Contd.)

3.4	Disclosure concerning the internal auditor in a reporting company

Details
Internal auditor	Lior Segal

Start of tenure date	Jan. 24, 2011

Compliance with statutory requirements	The internal auditor complies with the conditions set forth in Sections 3(a) and 8 to the Internal Audit Law, and Section 146(b) to the Companies Law.

Employment method	Company employee.

Method of appointment

Manner of appointment and summary of reasons for approving the appointment:

The appointment was approved by the Board of Directors on January 24, 2011, following the Audit Committee’s recommendation.

Prior to his appointment, the internal auditor served as manager of internal processes and controls and as corporate governance compliance officer. The appointment was based on his qualifications and professional experience.

Duties, powers, and tasks of the internal auditor:

The powers and responsibilities of the Company's internal auditor are set forth in the Company's internal audit procedure, approved by the Company's Audit Committee. According to the procedure, the internal auditor’s responsibilities and powers are as follows:

Examining propriety of actions carried out by the Company, its officers and personnel, examining the integrity of financial and operating information, examining financial and liability management, and examining the Company’s IT systems and its information security set-up. The internal auditor is also charged with investigating employee complaints according to the arrangements set forth by the Audit Committee pursuant to Section 117(6) to the Companies Law, 1999.

The internal auditor is authorized to receive any information, explanation, and document required for the performance of his duties; he has right of access to all regular or computerized data bank, database, and automated or non-automated data processing work plan of the Company and its units; and to be granted entry to all Company property. The internal auditor is also entitled to be invited to all Management, Board of Directors and Board committee meetings.

The internal auditor’s organizational superior	The Chairman of the Board (until March 22, 2017 – the Company’s CEO).

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Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2016

3.	Aspects of Corporate Governance (Contd.)

3.4.	Disclosure concerning the internal auditor in a reporting company (contd.)

Details
Work plan

In 2016, the internal auditor followed an annual work plan, derived from the work plan for the period 2016-2018.

Considerations in determining the internal audit work plan

The guiding principle underlying the internal audit work plan is the risk inherent in the Company’s processes and operations. To assess these risks, the internal audit referred to a Company risk survey conducted by the risk management officer, and to other sources which affected the risk assessment in those processes, such as meetings with Management, findings from previous audits, and other relevant activities.

The main considerations taking into account in formulating the work plan are reasonable coverage of most of the Company’s operating activities based on exposure to material risks, considering existing controls in the Company’s operations and previous audit findings.

Work plan

Parties involved in formulating the work plan

The internal auditor, Management, the CEO, the Board of Directors’ Audit Committee, and the Chairman of the Board.

The party accepting and approving the work plan

The Board of Directors’ Audit Committee.

The auditor’s discretion in deviating from the work plan

The Chairman of the Board or the chairman of the Audit Committee may propose topics which urgently require auditing, and may also recommend narrowing or halting an audit approved in the work plan.

The internal auditor is granted discretion to deviate from the work plan.

Examination of material transactions

The internal auditor attends discussions at Board meetings where material transactions are approved and reviews the relevant material sent in preparation for these discussions.

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Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2016

3.	Aspects of Corporate Governance (Contd.)

3.4.	Disclosure concerning the internal auditor in a reporting company (contd.)

Details
The audit and material investees

The work plan for the Company's internal audit unit does not include an audit of material investees.

Starting April 1, 2016, the internal auditor also serves as internal auditor for Pelephone Communications Ltd.

Other than the above, all material investees of the Company have their own internal auditors (either as employees or through third-party services). Investee audit reports are discussed by the boards of these companies, which include Company directors. The internal auditor may, under the Company’s internal audit procedure and at his discretion, obtain the audit reports of these subsidiaries and he is obligated to meet with each of the subsidiaries’ internal auditors at least once a year, to discuss the audit plan and its implementation in the subsidiary.

Scope of employment

Approximately 8,800 hours were devoted to internal audit work. This includes hours worked by third parties and four full-time internal auditors, in addition to the internal auditor. The scope of employment is set according to the audit work plan, formulated in accordance with the scope and complexity of the activities of the various companies.

Scope of internal audit activities in material investees:

Pelephone - 4,500 hours; Bezeq International - 2,200 hours;

DBS - 1,200 hours.

Preparation of the audit

The internal audit is conducted in accordance with the Companies Law, 1999 and the Internal Audit Law, 1992, and complies with generally accepted auditing standards set by the Institute of Internal Auditors (IIA).

The auditor updated the Board of Directors of the standards which he follows.

In 2013, the internal auditor conducted a self-assessment of internal auditing activities, and assessments were also completed by a third party. These assessments indicate that internal auditing activities comply with the required standards. Furthermore, at the start of 2017, the auditor was authorized to review internal audit activities (QAR)

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Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2016

3.	Aspects of Corporate Governance (Contd.)

3.4.	Disclosure concerning the internal auditor in a reporting company (contd.)

Details
Access to information.

The internal auditor was supplied with documents and information as stipulated in Section 9 of the Internal Audit Law, and is granted permanent and direct access to the Company's information systems, including financial data.

Internal auditor’s report

The internal auditor submits audit reports in writing. Audit reports are submitted regularly during the reporting year to the Chairman of the Board, the CEO, and the chairman and members of the Audit Committee. Reports are submitted near the date of discussion by the Committee (usually three days before the said date).

The Audit Committee discussed audit reports on the following dates: January 19, 2016; January 24, 2016; February 7, 2016; March 7, 2016; May 10, 2016; May 22, 2016; September 15, 2016; November 13, 2016; and December 7, 2016.

In addition to the audit reports, the auditor submitted reviews and reports to the Audit Committee on various matters as requested by the Committee, and briefed the Committee on the implementation of the decisions in the audit reports that were discussed by the Committee (some, in meetings held in addition to the ones noted above).

The Board of Directors’ assessment of the internal auditor’s work	The Board of Directors believes that the scope of the Company’s audits, the nature and continuity of the internal auditor’s activities as well as the audit work plan, are reasonable under the circumstances and can achieve the goals of the audit.
Remuneration

The terms of the internal auditor’s employment were discussed and approved by the Company’s Audit Committee and Board of Directors on March 20, 2017 and March 29, 2017, respectively, and were updated as follows:

Total monthly salary of NIS 50,000 and an annual bonus based on pre-determined targets set by the Audit Committee and approved by the Board of Directors, of up to 62.5% of the annual salary excluding ancillary costs.

On March 20, 2017, the Company's Audit Committee approved the bonus for the Company's internal auditor for 2016, to the amount of NIS 311,000 (53% of his annual salary).

The Board of Directors believes that the compensation paid to the internal auditor did not affect his professional judgment.

3.5	Provisions of the Sarbanes-Oxley Act of 2002 (SOX)

Concerning internal controls, the Company applies the provisions of the Sarbanes-Oxley Act of 2002 (SOX) as a significant subsidiary of a US-listed company (in lieu of applying the provisions of the Securities Regulations (Periodic and Immediate Reports) (Amendment), 2009). Accordingly, the Company's periodic report for 2016 includes a management report and executive declarations in SOX-compliant format. For more information, see Chapter E to the periodic report for 2016.

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Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2016

4.	Disclosure Concerning the Company’s Financial Reporting

4.1	Disclosure of material valuations

The following table discloses material valuations pursuant to Regulation 8B to the Securities Regulations (Periodic and Immediate Reports), 1970.

	Pelephone	Bezeq fixed-line	DBS
Subject of valuation	Value in use of Pelephone’s operations for test of impairment of goodwill recognized in the Company's financial statements in accordance with IAS 36.	Value in use of Bezeq fixed-line operations to test for impairment of goodwill attributed for these operations in the Company's financial statements pursuant to IAS 36.	Value in use of DBS Satellite Services (1988) Ltd. to test for impairment of goodwill attributed for its operations in the Company's financial statements pursuant to IAS 36.

Date of valuation	December 31, 2016; valuations signed on March 28, 2017

Value prior to the valuation	NIS 2,324 million carrying amount of Pelephone’s net operating assets* (NIS 1,027 million - goodwill).	NIS 5,506 million carrying amount of net operating assets of Bezeq fixed-line operations (NIS 265 million - goodwill).	NIS 1,625 million carrying amount of net operating assets of D.B.S. Satellite Services (1988) Ltd. (NIS 120 million - goodwill).

Value set in the valuation	NIS 6,428 million. The Company concluded that there is no impairment requiring a write-down of goodwill recognized in the Company's books.	NIS 16,640 million. The Company concluded that there is no impairment requiring a write-down of goodwill recognized in the Company's books.	NIS 2,551 million. The Company concluded that there is no impairment requiring a write-down of goodwill recognized in the Company's books.

Assessor’s identity and profile

Giza Singer Even Ltd. The work was done by a team headed by Mr. Nir Harush, CPA, a partner in Giza Singer Even, who holds a BA in Business Administration and Accounting, and an MBA from the College of Management, and has extensive experience in economics and finance.

The assessor has no dependence on the Company.

Valuation model	Discounted Cash Flow method (DCF).

Assumptions used in the valuation	Discount rate - 10% (post-tax). Comparative companies for setting the discount rate - Cellcom and Partner.	Discount rate - 7.5% (post-tax).	Discount rate - 8.5% (post-tax).

	Permanent growth rate - 2.5%.	Permanent growth rate - 1%.	Permanent growth rate - 1%

	Scrap value of total value set in valuation - 78%.	Scrap value of total value set in valuation - 69%.	Scrap value of total value set in valuation - 72%.

(*)	Pelephone’s net operating assets do not include trade receivable balances from installment-based handset sales presented at present value.

4.2	Information under Regulation 10(b)(8) to the Periodic and Immediate Reports Regulations

The Company has reviewed its actual data for the last three quarters of 2015 and 2016 as concerns DBS’s free cash flows, as compared to the data assumed in DBS’s valuation attached to the report for the first quarter of 2015, and found that DBS’s free cash flows in the said period significantly exceeded the estimates underlying the valuation (free cash flow is cash flow from operating activities net of capital investments). The bulk of this difference was due to lower-than-expected capital investments. Timing differences were also seen in the cash flows from operational working capital. It is noted that the difference in capital investments is mainly due to reduced investment in decoders following streamlining efforts implemented by the Company and corresponding with a decrease in the subscriber base.

4.3	Due to the material nature of legal actions brought against the Group, which cannot yet be assessed or for which the Group cannot yet estimate its exposure, the auditors drew attention to these actions in their opinion concerning the financial statements.

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Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2016

5.	Details of debt certificate series

On June 1, 2016, final repayment was made of Debentures (Series 5), to the par value amount of NIS 397,828,629.

Data on the Company’s debentures in circulation, as of December 31, 2016:

		Debentures (Series 6)	Debentures (Series 7)	Debentures (Series 8)	Debentures (Series 9)	Debentures (Series 10)
a.	Issue date (excluding expansions)	July 3, 2011	July 3, 2011	July 3, 2011	October 15, 2015	October 15, 2015

b	Total par value upon issue (including expansions)	NIS 2,874,231,609	NIS 733,759,000	NIS 1,329,363,000	NIS 1,102,501,000	NIS 400,000,000

c	Par value	NIS 2,874,231,609	NIS 733,759,000	NIS 443,209,624(1)	NIS 1,102,501,000	NIS 400,000,000

d	Par value revalued to the reporting date (CPI-linked)	NIS 2,944,247,891	NIS 733,759,000	NIS 443,209,624	NIS 1,102,501,000	NIS 400,000,000

e	Accrued interest, revalued to the reporting date	NIS 9,078,098	NIS 957,555	NIS 2,105,246	NIS 3,353,441	NIS 733,333

f	Fair value as included in the financial statements	NIS 3,247,306,872	NIS 744,765,385	NIS 455,353,568	NIS 1,146,380,540	NIS 408,760,000

g	Stock exchange value	NIS 3,247,306,872	NIS 744,765,385	NIS 455,353,568	NIS 1,146,380,540	NIS 408,760,000

h	Type of interest	Fixed, 3.7%	Variable - STL for one year plus 1.4% margin	Fixed, 5.7%	Fixed, 3.65%	Fixed, 2.2%

i	Principal repayment dates	December 1 every year from 2018 through 2022	December 1 every year from 2018 through 2022	June 1 every year from 2015 through 2017	December 1 every year from 2022 through 2025	December 1 every year from 2022 through 2025

j	Interest repayment dates	June 1 and December 1 every year, from Dec. 1, 2011 through Dec. 1, 2022	On March 1, June 1, September 1, and December 1 every year, from Sept. 1, 2011 through Dec. 1, 2022	June 1 and December 1 every year, from Dec. 1, 2011 through Jun. 1, 2017	June 1 and December 1 every year, from Dec. 1, 2015 through Dec. 1, 2025	June 1 and December 1 every year, from Dec. 1, 2015 through Dec. 1, 2025

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Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2016

5.	Details of debt certificate series (Contd.)

Data on the Company’s debentures in circulation, as of December 31, 2016:

		Debentures (Series 6)	Debentures (Series 7)	Debentures (Series 8)	Debentures (Series 9)	Debentures (Series 10)
k	Linkage	Principal and interest linked to increases in the CPI (base index - May 2011)	Unlinked	Unlinked	Unlinked	Principal and interest linked to increases in the CPI (base index - August 2015)

l	Liability in relation to Company’s total liabilities	Material	Material	Immaterial	Material	Immaterial

m	Trustee	Reznik Paz Nevo Trusts Ltd. Trustee POC - Yossi Reznik, CPA, and Adv. Adi Ma'ayan Email - yossi@rpn.co.il, admin@rpn.co.il, Tel: 03-6389200; Fax: 03-6389222 Address - 14 Yad Harutzim St., Tel Aviv		Strauss Lazar Trust Co. (1992) Ltd. Trustee POC - Uri Lazar, CPA Email - ori@slcpa.co.il Tel: 03-6237777; Fax: 03-5613824 Address - 17 Yitzchak Sadeh St., Tel Aviv.	Reznik Paz Nevo Trusts Ltd. (see trustee details for Debentures (Series 6 and 7)).

n	Rating

Debentures (Series 6-10) are rated Aa2.il Stable by Midroog Ltd. (“Midroog”) and ilAA/Stable by Standard & Poor’s Maalot Ltd. (“Maalot”).

For current and historical ratings data for the debentures, see the Company's immediate report of June 2, 2016 (ref. no. 2016-01-043158), its supplementary immediate report of July 12, 2016 (ref. no. 2016-01-080467), and its immediate report of April 18, 2016 (ref. no. 2016-01-050395) (Midroog), and its immediate reports of April 25, 2016 (ref. no. 2016-01-055276) and April 17, 2016 (ref. no. 2016-01-050347) (Maalot). The rating reports are included in this Board of Directors’ Report by way of reference.

o	Compliance with the deeds of trust	The Company was in compliance with all the terms and obligations under the deeds of trust for Series 6-10, and none of those circumstances were in effect entitling calls for immediate repayment of the debt certificates. No collateral was given to secure payment to holders of the debt certificates.

p	Pledges	The Company has undertaken not to create additional pledges on its assets unless it simultaneously create pledges towards the debenture holders and the lending banks (negative pledges) and subject to such exceptions as detailed in Note 12.3.1 to the financial statements.

(1)	On June 1, 2016, the Company repaid NIS 443,076,688 par value.

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Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2016

6.	Miscellaneous

For information concerning the liabilities balances of the reporting corporation and those companies consolidated in its financial statements as of December 31, 2016, see the Company's reporting form on the MAGNA system, dated March 30, 2017.

We thank the managers of the Group’s companies, its employees, and shareholders.

Shaul Elovitch Chairman of the Board	Stella Handler CEO

Signed: March 29, 2017

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